UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35509 / March 25, 2025

In the Matter of	:
	:
MARQETA, INC.	:
180 Grand Avenue, 6th Floor	:
Oakland, CA 94612	:
	:
(812-15674)	:
	:

ORDER UNDER SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940

Marqeta, Inc. filed an application on December 17, 2024 ("Application") requesting an order under section 3(b)(2) of the Investment Company Act of 1940 ("Act") declaring that Marqeta, Inc. is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities, and therefore is not an investment company within the meaning of the Act.

On February 24, 2025, a notice of the filing of the Application was issued (Investment Company Act Release No. 35475). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the Application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information stated in the application, that Marqeta, Inc. is primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading securities.

Accordingly,

IT IS ORDERED, under section 3(b)(2) of the Act, that the declaration requested by Marqeta, Inc., in the circumstances described in the Application is granted, effective immediately.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary